UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number 1-5046

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.
2855 Campus Drive, Suite 300
San Mateo, CA

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way Retirement Savings Plan
(Name of Plan)

June 25, 2010	/s/ Benedict J. Bowler
Benedict J. Bowler
Chairman, Con-way Inc. Administrative Committee

CON-WAY RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Reports of Independent Registered Public Accounting Firms)

CON-WAY RETIREMENT SAVINGS PLAN

Table of Contents

Page

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2009 and 2008	3

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2009	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009	14

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee
Con-way Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Con-way Retirement Savings Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Perkins & Company, P.C.

Portland, Oregon
June 25, 2010

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee
Con-way Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Con-way Retirement Savings Plan as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon
June 25, 2010

CON-WAY RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
	Total	Invested	Unallocated	Total
Assets:
Investments, at fair value:
Shares in registered investment companies	$636,820,281	$441,449,071	$—	$441,449,071
Common trust funds	242,263,297	226,487,956	—	226,487,956
Con-way Common Stock	211,037,303	87,539,604	—	87,539,604
Con-way Preferred Stock	—	70,113,360	15,623,928	85,737,288
Total investments	1,090,120,881	825,589,991	15,623,928	841,213,919
Participant loans	70,171,408	45,476,106	—	45,476,106
Net assets held in 401(h) account	38,271,927	34,524,892	—	34,524,892
Contributions receivable:
Participants	160,878	1,392,756	—	1,392,756
Con-way	8,993,985	20,514,081	—	20,514,081
Total contributions receivable	9,154,863	21,906,837	—	21,906,837
Due from Con-way Preferred Stock Fund – Unallocated	—	4,317,659	—	4,317,659
Dividend receivable	—	—	3,507,007	3,507,007
Cash	367,920	91,306	—	91,306
Total assets	1,208,086,999	931,906,791	19,130,935	951,037,726
Liabilities:
Notes payable	—	—	(22,700,000)	(22,700,000)
Accrued interest payable	—	—	(969,565)	(969,565)
Due to Con-way	—	—	(2,537,442)	(2,537,442)
Due to Con-way Preferred Stock Fund – Allocated	—	—	(4,317,659)	(4,317,659)
Amounts related to obligation of 401(h) account	(38,271,927)	(34,524,892)	—	(34,524,892)
Total liabilities	(38,271,927)	(34,524,892)	(30,524,666)	(65,049,558)
Net assets available for benefits	$1,169,815,072	$897,381,899	$(11,393,731)	$885,988,168

See accompanying notes to financial statements.

CON-WAY RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

	Invested	Unallocated	Total
Additions:
Participant contributions	$71,785,478	$—	$71,785,478
Con-way contributions	36,479,014	22,700,000	59,179,014
Rollover contributions	1,164,629	—	1,164,629
Allocation of preferred shares to RSP participants	11,002,956	—	11,002,956
Dividend and interest income	19,182,167	—	19,182,167
Net appreciation (depreciation) in fair value of investments	206,130,152	(277,674)	205,852,478
Total additions	345,744,396	22,422,326	368,166,722
Deductions:
Distributions to participants	(73,311,223)	—	(73,311,223)
Allocation of preferred shares to RSP participants	—	(11,002,956)	(11,002,956)
Allocation of preferred shares to Con-way 401(k)
Plan participants	—	(25,639)	(25,639)
Total deductions	(73,311,223)	(11,028,595)	(84,339,818)
Net change	272,433,173	11,393,731	283,826,904
Net assets available for benefits, December 31, 2008	897,381,899	(11,393,731)	885,988,168
Net assets available for benefits, December 31, 2009	$1,169,815,072	$—	$1,169,815,072

See accompanying notes to financial statements.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan

The following description of the Con-way Retirement Savings Plan (the Plan or RSP) is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.

(a)	General

The Con-way sponsored Plan provides eligible employees the opportunity to save for their retirement through the Plan’s profit-sharing, salary-deferral and stock-ownership features. The plan also provides medical benefits for retired participants, as described below.

The Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).

Con-way has designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in note 3, Retiree Health Savings Account.

(b)	Eligibility

An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours. Effective January 1, 2010, Con-way amended the Plan to limit participation to those employees participating as of December 31, 2009.

(c)	Contributions

Participants may contribute up to 50% of their eligible compensation subject to certain limitations. Through payroll periods ending April 25, 2009, Con-way made Matching contributions equal to 50% of the first six percent of employees’ eligible compensation.  Through March 2009, participants with at least six months of service received a company-paid Basic contribution that ranged from 3% to 5% of eligible compensation depending on years of service. In addition, through March 2009, qualifying participants received a company-paid Transition contribution that ranged from 1% to 3% of the participants’ eligible compensation, depending on the participants’ combined age and years of service as of December 31, 2006.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Effective in April 2009, Con-way suspended the Transition contributions and limited the Basic contribution to no more than 3% of an employee’s eligible compensation.  Effective for payroll periods beginning April 26, 2009, Con-way suspended the Matching contributions.

Con-way Matching contributions were in the form of Con-way Preferred Stock (Preferred Stock) and Con-way Common Stock (Common Stock), while Basic and Transition contributions were in the form of cash and Common Stock.  Con-way’s cash contributions were invested in the same investment funds that participants selected for their employee contributions.

Con-way’s contributions to the Plan of $59,179,014 for the year ended December 31, 2009 consisted of the following:

Non-cash contributions of Common Stock	$24,991,449
Cash contribution for repayment of notes payable	22,700,000
Cash contributions for Basic and Transition contributions	11,487,565
$59,179,014

In addition, Preferred Stock was allocated to Plan participants at a fair value of $11,002,956 for Con-way’s Matching contributions.

Cash dividends on the Preferred Stock were used for debt service on the notes payable, as more fully discussed in note 6, Notes Payable. At December 31, 2008, the Preferred Stock dividend receivable in excess of the interest payable on the RSP notes is reported in the statements of net assets available for benefits as an amount Due to Con-way of $2,537,442.

(d)	Participant Accounts

The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. As with balances in other invested funds, participants may transfer Con-way’s contributions to investments other than Con-way equity.

Allocations of Con-way’s contributions are based upon a percentage of participant contributions, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.

(e)	Vesting

Participants’ contributions plus earnings thereon vest immediately. The Basic and Transition contributions vest immediately. Con-way’s Matching contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching contributions are forfeited. Forfeited balances are used to reduce future Con-way contributions. At

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

December 31, 2009, forfeitures totaling $57,000 were available to reduce future contributions. In 2009, Con-way contributions were reduced by $930,000 from forfeited nonvested accounts.

(f)	Participant Loans

The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2009 bear interest at rates ranging from 4.25% to 10.50% and are reported at amortized cost. Principal and interest are paid ratably through payroll deductions.

(g)	Payments and Benefits

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, excluding Matching contributions received after January 1, 2002, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Common Stock can, at the direction of the participant, be paid in shares.

(h)	Plan Termination

Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

(b)	Investments

The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

The annual change in market value, including realized gains and losses, is reported in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

 (d)         Operating Expenses

During 2009, all administrative expenses of the Plan were paid by Con-way. The funds charge investment management fees in accordance with each fund’s prospectus, through a reduction in each fund’s net asset value.

(e)	Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f)	Estimates

Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(g)	Reclassifications

Certain reclassifications have been made to prior-year balances to conform to the current-year presentation.  These reclassifications have no impact on the statement of changes in net assets available for benefits.

(h)	Adoption of New Accounting Standards

In June 2009, the FASB issued Accounting Standards Update (ASU) 2009-01, “The FASB Codification and Hierarchy of GAAP.” This statement establishes the FASB Accounting Standards Codification (Codification) as the single source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). Although the Codification does not change GAAP, it substantially reorganizes the literature, which requires enterprises to revise GAAP references contained in financial-statement disclosures. The Plan’s adoption of ASU 2009-01, effective July 1, 2009, did not have a material effect on its financial statements.

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which amends the “Fair Value Measurements and Disclosures” topic of the Codification to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values.  The net asset value per share must be calculated in a manner consistent with the measurement principles of the “Financial Services – Investment Companies” topic of the Codification.  If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data.  In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update.  The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009.  The Plan’s adoption of ASU 2009-12 did not have a material effect on its financial statements.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3)      Retiree Health Savings Account

Effective January 1, 2002, the Plan was amended to include a medical benefit that funds a portion of the postretirement obligation for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical benefit (the 401(h) account). In accordance with Code Section 401(h), the Plan’s investments in the 401(h) account may not be used for, or diverted to, any other purpose other than providing health benefits for retirees and their beneficiaries. Plan participants do not contribute to the 401(h) account and do not direct the investment choices. Employer contributions to the 401(h) account are determined annually at the discretion of Con-way and are subject to certain limitations as defined by the Code.

Upon reaching age 45, completing five or more years of service and completing 1,000 or more paid hours of service in the Plan year, each noncontractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except for allocations to participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited quarterly and based on the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant’s death or termination of employment prior to retirement eligibility.

(4)	Fair-Value Measurements

Assets and liabilities reported at fair value are classified in one of the following three levels within the fair-value hierarchy:

Level 1 – Quoted market prices in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3 – Unobservable inputs that are not corroborated by market data

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$182,986,776	$—	$—	$182,986,776
U.S. large company value	82,055,027	—	—	82,055,027
U.S. small company growth	30,960,563	—	—	30,960,563
International equity	50,969,105	—	—	50,969,105
Targeted retirement date	233,869,374	—	—	233,869,374
Fixed income	55,979,436	—	—	55,979,436
Common trust funds
U.S. equity index	—	30,284,159	—	30,284,159
Balanced	—	47,200,106	—	47,200,106
Fixed income	—	20,458,015	—	20,458,015
Money market	—	144,321,017	—	144,321,017
Con-way Common Stock	211,037,303	—	—	211,037,303

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies	$441,449,071	$—	$—	$441,449,071
Common trust funds	—	226,487,956	—	226,487,956
Con-way Common Stock	87,539,604	—	—	87,539,604
Con-way Preferred Stock	—	—	85,737,288	85,737,288

Registered investment companies are stated at fair value, based on their published net asset value. These registered investment companies are publicly traded and are considered to have readily determinable fair values. Common and collective trusts are not publicly traded and do not have readily determinable fair values.  Accordingly, common and collective trusts are valued at their net asset value per unit based on the value of the underlying investments.  Investments in common and collective trusts can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. Con-way Common Stock is stated at fair value based on the quoted market price. Due to the lack of quoted market prices, Con-way Preferred Stock was valued with an income approach that utilized a discounted cash flow model.  The assumptions used in preparing the discounted cash flow model included estimates with respect to the amount and timing of future dividend payments, the probability of redemption and the rate of return required by investors.

The notes payable of $22,700,000 at December 31, 2008 in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2008 was approximately $23,000,000. Fair value was estimated based on the expected future payments discounted at market rates.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following table summarizes the changes in fair values of investments measured using Level 3 inputs:

Con-way
Preferred Stock
Balance at December 31, 2008	$85,737,288
Net losses included in the statement
of changes in net assets available
for benefits	(6,596,428)
Purchases, sales, issuances
and settlements, net	(79,140,860)
Balance at December 31, 2009	$—

(5)	Investments

The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2009	2008
Shares in registered investment companies:
T. Rowe Price Growth Stock Fund, 4,039,023 and
4,026,179 shares, respectively	$111,113,537	$77,463,691
T. Rowe Price Equity Income Fund, 3,909,244 and
3,909,040 shares, respectively	82,055,027	66,766,409
T. Rowe Price Science and Technology Fund, 3,249,242
and 3,239,409 shares, respectively	71,873,239	42,695,416
Allianz Global PIMCO Total Return Fund, 5,183,281
and 4,388,972 shares, respectively	55,979,436	44,504,176
Common trust funds:
T. Rowe Price U.S. Treasury Money Market Trust,
144,321,017 and 143,991,330 shares, respectively	144,321,017	143,991,330
Con-way equity:
Con-way Common Stock, 6,045,182 and 3,290,963
shares, respectively	211,037,303	87,539,604
Matching Con-way Preferred Stock, zero and
425,445 shares, respectively	—	70,113,360

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Shares in registered investment companies	$157,528,768
Common trust funds	15,631,583
Con-way Common Stock	39,288,555
Con-way Preferred Stock	(6,596,428)
$205,852,478

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

In May 1989, the Plan purchased 986,259 shares of Preferred Stock for $150,009,863 using proceeds from the debt described in note 6, Notes Payable. The Preferred Stock could only be issued to and held by the Plan Trustee. The shares were held by the Trustee and allocated to participant accounts. Upon allocation, the shares were first used to pay the Preferred Stock cash dividend on shares previously allocated to the participant accounts with the remainder used to satisfy a portion of Con-way’s Matching contribution requirement. In connection with a participant’s account distribution, the Preferred Stock was converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock.

At December 31, 2008, outstanding Preferred Stock of 523,911 shares consisted of 455,305 allocated shares and 68,606 unallocated shares. Allocated shares at December 31, 2008 included 451,644 shares allocated to RSP participant accounts and 3,661 shares allocated to Con-way 401(k) Plan participant accounts. Unallocated shares at December 31, 2008 were pledged as collateral against the Plan Notes, as described below. Preferred Stock of 26,199 was allocated to participant accounts after December 31, 2008, but related to participant activity for the years ended December 31, 2008. Accordingly, the fair value of this Preferred Stock is accrued as Due from (Due to) the Con-way Preferred Stock Fund – Unallocated (Con-way Preferred Stock Fund – Allocated) to reflect the accrued allocation between funds.

In May 2009, Con-way exercised its right to redeem all shares of its Preferred Stock that were outstanding on June 30, 2009.  Each share of Preferred Stock was converted into Common Stock at a rate equal to the number of shares of Common Stock that could be purchased for $152.10.  Con-way paid the redemption price solely in shares of Common Stock.  Accordingly, 2,186,094 shares of Common Stock were issued to the Plan to convert $74,445,193 or 489,449 shares of outstanding Preferred Stock.  Also, on the redemption date, 92,920 shares of Common Stock were used to pay to the Plan the then-accrued $3,164,288 cash dividend on Preferred Stock.

(6)	Notes Payable

In July 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The proceeds from the sale of the Plan Notes were used to repay a $150,000,000 bridge loan from Con-way to the Plan that had financed the purchase of the Preferred Stock.  Con-way guaranteed the Plan Notes.

As of December 31, 2008, there was $22,700,000 aggregate principal amount of Series B Plan Notes outstanding, bearing interest at an annual rate of 8.54% and payable semiannually on January 1 and July1.  The Plan repaid the remaining balance outstanding at maturity in January 2009.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(7)	Income Tax Status

The Internal Revenue Service has determined and informed Con-way by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.  In 2009, the Plan applied for a new determination letter in accordance with IRS requirements.  The IRS has acknowledged receipt of the Plan’s application.  To date, the Plan has not received any comments from the IRS on its application.

(8)	Related-Party Transactions

Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

(9)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits.

	December 31
	2009	2008
Net assets available for benefits – financial statements	$1,169,815,072	$885,988,168
Net assets held in 401(h) account included as assets in
Form 5500:
Shares in registered investment companies	38,271,927	34,524,892
Net assets available for benefits – Form 5500	$1,208,086,999	$920,513,060

The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits and can be used only to pay retiree health benefits.

The following are reconciliations of certain changes in net assets available for plan benefits:

		Retiree health
	Financial	savings account
	statements	(401(h) account)	Form 5500
Year ended December 31, 2009:
Net appreciation in fair value of
investments	$205,852,478	$4,713,622	$210,566,100
Distributions to participants	(73,311,223)	(966,587)	(74,277,810)

				Schedule I
CON-WAY RETIREMENT SAVINGS PLAN
EIN 94-1444798
Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
	Identity of issuer,
	borrower, lessor,	Description of investment including maturity date,		Current
	similar party	rate of interest, collateral, par, or maturity value	Cost	value
		Shares in registered investment companies:
*	T. Rowe Price	Growth Stock Fund (4,039,023.447 shares)	$79,754,465	$111,113,537
*	T. Rowe Price	Equity Income Fund (3,909,243.770 shares)	67,077,056	82,055,027
*	T. Rowe Price	Science and Technology Fund (3,249,242.265 shares)	45,760,067	71,873,239
	Dodge & Cox	Dodge and Cox International Stock Fund
		(1,600,285.879 shares)	37,028,108	50,969,105
	Allianz Global Investors	PIMCO Total Return Fund (5,183,281.093 shares)	53,332,700	55,979,436
*	T. Rowe Price	Small-Cap Stock Fund (1,149,241.405 shares)	23,214,200	30,960,563
*	T. Rowe Price	Retirement Income Fund (377,224.906 shares)	4,011,382	4,605,916
*	T. Rowe Price	Retirement 2005 Fund (234,480.486 shares)	2,100,115	2,447,976
*	T. Rowe Price	Retirement 2010 Fund (1,342,974.449 shares)	15,498,797	18,734,493
*	T. Rowe Price	Retirement 2015 Fund (3,082,843.539 shares)	26,443,302	32,893,941
*	T. Rowe Price	Retirement 2020 Fund (3,544,092.238 shares)	40,876,864	51,743,747
*	T. Rowe Price	Retirement 2025 Fund (3,517,243.772 shares)	29,046,047	37,317,956
*	T. Rowe Price	Retirement 2030 Fund (2,471,311.266 shares)	29,080,045	37,366,226
*	T. Rowe Price	Retirement 2035 Fund (1,697,459.969 shares)	14,060,294	18,077,949
*	T. Rowe Price	Retirement 2040 Fund (1,057,694.520 shares)	12,412,026	16,024,072
*	T. Rowe Price	Retirement 2045 Fund (1,033,470.894 shares)	8,074,314	10,438,056
*	T. Rowe Price	Retirement 2050 Fund (364,995.492shares)	2,427,241	3,095,162
*	T. Rowe Price	Retirement 2055 Fund (134,114.524 shares)	905,412	1,123,880
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (2,635,697.056 shares)	23,768,003	30,284,159
*	T. Rowe Price	Bond Index Trust (725,204.365 shares)	19,167,605	20,458,015
*	T. Rowe Price	U.S. Treasury Money Market Trust
		(144,321,016.860 shares)	144,321,017	144,321,017
*	T. Rowe Price	Retirement Strategy Trust-Balanced
		(1,658,471.764 shares)	39,655,526	47,200,106
		Common Stock:
*	Con-way Inc.	Con-way Common Stock (6,045,181.993 shares)	182,341,981	211,037,303
		Participant loans:
*	Plan participants	Participant loans with interest from 4.25% to
		10.50% and maturity dates through 2014	—	70,171,408
				1,160,292,289
		Investments held in 401(h) account:
	Allianz Global Investors	PIMCO Total Return Fund (3,543,696.937 shares)	36,030,790	38,271,927
				$1,198,564,216
*	Represents a party-in-interest as of December 31, 2009.

Note: Cost is calculated using the current value rolling-average cost method.

See accompanying report of independent registered public accounting firm.